                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934



                  AMERICAN REAL ESTATE INVESTMENT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 029166  10  5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


      JAMES MULVIHILL                            WILLIAM S. CLARKE, ESQUIRE
  C/O AMERICAN REAL ESTATE                           WILLIAM S. CLARKE, P.A.
  INVESTMENT CORPORATION                   457 NORTH HARRISON STREET - SUITE 103
1670 BROADWAY - SUITE 3350                      PRINCETON, NEW JERSEY  08540
  DENVER, COLORADO  80202                               (609) 921-3663
      (303) 869-4700
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                Communications)


                                AUGUST 20, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]


CUSIP NUMBER                                    029166  10  5
-----------------------------------------------------------------------------------------------
  1.  Name of Reporting Person                  JAMES MULVIHILL
      SS or IRS Identification Number           Not provided, pursuant to Special Instructions
         of Above Person                        for Complying with Schedule 13D

-----------------------------------------------------------------------------------------------

  2.  Check the Appropriate Box if a            (a)
         Member of a Group                      (b) [X]
-----------------------------------------------------------------------------------------------

  3.  SEC Use Only
-----------------------------------------------------------------------------------------------

  4.  Source of Funds                           00
-----------------------------------------------------------------------------------------------

  5.  Check if Disclosure of Legal              NOT APPLICABLE
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------

  6.  Citizenship of Place of Organization      UNITED STATES OF AMERICA
-----------------------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each      7.  Sole Voting Power:  262,099
Reporting Person With........................    8.  Shared Voting Power:  -0-
                                                 9.  Sole Dispositive Power:  262,099
                                                10.  Shared Dispositive Power:  -0-
-----------------------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially              262,099
         Owned by Each Reporting Person
-----------------------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in           NOT APPLICABLE
         Row 11 Excludes Certain Shares
-----------------------------------------------------------------------------------------------

13.  Percent of Class Represented by            10.4%
         Amount in Route 11
-----------------------------------------------------------------------------------------------

14.  Type of Reporting Person                   IN
-----------------------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER:

     The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the "Shares"), of American Real Estate Investment Corporation, a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 1670 Broadway, Suite 3350, Denver, Colorado 80202.


ITEM 2.     IDENTITY AND BACKGROUND:

     (a)    This Statement is being filed by Mr. James Mulvihill.

     (b) Mr. Mulvihill's business address is 1670 Broadway, Suite 3350, Denver, Colorado 80202.

     (c) Mr. Mulvihill's present principal occupation is a private real estate investor and Chairman of the Company.

     (d)(e) Mr. Mulvihill has not, during the last five (5) years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)    Mr. Mulvihill is a citizen of the United States of America.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     This transaction reported does not involve the purchase of any securities of the Company.


ITEM 4.     PURPOSE OF TRANSACTION:

     On August 20, 1997, the Company entered into agreements, including, among others, a "Master Agreement", whereby the Company will consummate transactions (the "Transactions"), subject to fulfillment of various closing conditions including, among others, obtaining stockholder approval of the Transactions, with McBride Enterprises, Penn Square Properties,

Inc., and Hudson Bay Partners, L.P. (collectively the "Investor Group"). As part of the Transactions, the Investor Group will contribute real estate assets, primarily comprised of office and industrial properties in New Jersey and Pennsylvania and management operations, cash and other assets to the Company in exchange for shares of Common Stock ("Stock") of the Company and partnership units ("LP Units") in the operating partnership (the "Operating Partnership") of the Company, each valued at $11 per share.

     Mr. Mulvihill has agreed in a Voting Agreement (the "Voting Agreement") entered into with the Investor Group that, at any time prior to the earlier of the closing of the Transactions and the termination of the Master Agreement, at any meeting or action to be taken by consent of the stockholders of the Company or the partners of the Operating Partnership, he will vote his shares of Stock and LP Units (a)(i) in favor of the Transactions, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Master Agreement or that would result in any of the conditions to the obligations of the Company under the Master Agreement not being fulfilled, and (iii) in favor of any other matter relating to the consummation of the Transactions with respect to which he is entitled to vote, and (b) against (i) any proposal with respect to any direct or indirect acquisition or purchase of 15% or more of any of the Stock outstanding, the acquisition of any securities (including partnership interests) of any subsidiary of the Company, or any merger, consolidation, business combination, liquidation, dissolution or similar transaction or a proposal to acquire the Company or an interest in it which is conditioned or contemplates the Company not completing the Transactions, (ii) any change in the majority of the persons who constitute the Board of Directors of the Company, or (iii) any change in the present capitalization of the Company or amendment of its articles of incorporation or by-laws or other proposal involving the Company or its subsidiaries which would in any manner impede, frustrate, prevent or nullify the Transactions or which could result in the conditions to the Master Agreement not being fulfilled. Mr. Mulvihill has also agreed that neither he nor his agents, counsel, accountants, financial advisors, investment bankers, consultants and other representatives will directly or indirectly initiate, solicit, encourage, or take other action knowingly to facilitate, any inquiries or the making of, or participate in any negotiations regarding, any acquisition proposal by a third person. In the event he receives an acquisition proposal, he must promptly notify the person making the acquisition proposal of the terms of the Voting Agreement and the term of the Master Agreement which restrict the solicitation of acquisition proposals, advise the Investor Group of the acquisition proposal and terminate discussions regarding such acquisition proposal. Mr. Mulvihill has also agreed that during the term of the Voting Agreement, with certain exceptions, he will not sell, transfer or assign any of his shares of Stock or LP Units or enter into a voting agreement with respect thereto. Mr. Evan Zucker, President and a Director of the Company, is also a party to the Voting Agreement.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER:

     (a) As of August 20, 1997, Mr. Mulvihill holds beneficially the following securities of the Company:


                                                                                                Percentage of Shares
                  Title of Security                                    Amount                   of Common Stock (1)
-----------------------------------------------------       ----------------------------     --------------------------
Common Stock                                                         262,099 (2)                      10.4%

______________________________

(1)  Calculated in accordance with Rule 13d-3.

(2) Includes 85,752 shares issuable on conversion of units of partnership interest in the Operating Partnership and 153,350 shares issuable on exercise of presently exercisable options. Also includes 76,579 shares held by Mr. Mulvihill's wife, as to which Mr. Mulvihill disclaims any beneficial interest.

     (b) Mr. Mulvihill has the sole power to vote the shares of Stock referred to in paragraph (a) above.

     (c)  None.

     (d)  Not applicable.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     See description of Voting Agreement in Item 4 above.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:

     None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

     Dated:  September 18, 1997



                                        /s/ James Mulvihill
                                        ___________________
                                        James Mulvihill